Exhibit 99.1

News Release

Kamada Receives Two Milestone Payments under Strategic Agreements with
Chiesi Farmaceutici and Baxalta

NESS ZIONA, Israel (May 2, 2016) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces receipt of two milestone payments as a result of achieving certain regulatory and sales milestones under the strategic agreements with Chiesi Farmaceutici S.p.A. and Baxalta Incorporated (NYSE: BXLT).

Kamada received a milestone payment from Chiesi upon the filing of a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for inhaled alpha-1 antitrypsin (AAT) for the treatment of AAT deficiency (AATD).  Chiesi Farmaceutici is Kamada’s exclusive marketing and distribution partner for its inhaled AAT for the treatment of AATD in Europe.  In addition, Kamada received a milestone payment from Baxalta as a result of Baxalta achieving an undisclosed sales milestone for Glassia®, Kamada's intravenous (IV) AAT treatment.    Baxalta is Kamada’s strategic partner for the exclusive distribution of Glassia® for all indications in the U.S., Canada, Australia and New Zealand.

Kamada will record these payments as deferred revenue and will recognize them during the term of the strategic agreements.

“We are particularly pleased to receive these regulatory and sales milestones as they provide non-dilutive funding that strengthens our balance sheet and highlights our continued commitment to executing our global strategic plan,” said Amir London, Chief Executive Officer of Kamada.  “Our MAA submission represents an important achievement that brings us one step closer to our goal of commercializing our inhaled AAT therapy for the benefit of patients suffering with AATD in Europe.  The sales milestone we received from Baxalta underscores the growing number of patients being treated with Glassia in the U.S., which affirms our ability to achieve our forecast to grow Kamada's total revenue to $100 million in 2017.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that its MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GvHD and to prevent lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com